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FIRST MINING SIGNS NEGOTIATION PROTOCOL AGREEMENT
WITH SPRINGPOLE FIRST NATIONS

February 13, 2018

VANCOUVER, BC, CANADA – First Mining Gold Corp. (“First Mining” or the “Company”) is pleased to announce it has signed a negotiation protocol agreement (the “Negotiation Protocol”) with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation in Ontario (together, the “Shared Territory Protocol Nations”). This follows the March 3, 2017 signing of a historic Shared Territory Protocol whereby the Shared Territory Protocol Nations have agreed to share certain geographic areas (the “Shared Territory”) based on traditional use and impact, and to share ownership in development and management of natural lands and resources within their territory to maximize benefits for each community.

Under the Negotiation Protocol, First Mining and the Shared Territory Protocol Nations will work together in a responsible, cooperative and productive manner in relation to the development of First Mining’s Springpole Gold Project (“Springpole”). To achieve this, a Joint Development Team (“JDT”) consisting of representatives from each Shared Territory Protocol Nation and from First Mining will be established. The JDT will meet quarterly to review and discuss First Mining’s exploration and development activities at Springpole within the Shared Territory.

Jeff Swinoga, Chief Executive Officer of First Mining, stated “We are very pleased to have signed this important and historic Negotiation Protocol with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation. First Mining greatly values its strong and trusting relationship with each of these communities, and with all Aboriginal communities in our project areas. As we advance our flagship Springpole Gold Project through permitting, construction and toward production, we look forward to a positive, long-term relationship with the Shared Territory Protocol Nations to create benefits, employment and opportunities to improve economic prosperity and quality of life. We believe it is very important to have a local community-based, environmentally responsible approach to our mineral project development within the Shared Territory and First Nation lands in general, which is both culturally sensitive and respectful of constitutional rights.”

Chief Clifford Bull of the Lac Seul First Nation stated, “The signing of the Negotiation Protocol, and the Shared Territory Protocol among the Shared Territory Protocol Nations, clearly demonstrates the willingness of all parties to work together collaboratively and effectively to ensure that the benefits from resource extraction in the Shared Territory are shared justly and fairly amongst our communities and industry partners. This is truly a great, historic day.”

Chief Lorraine Crane of Slate Falls First Nation added, “I have been an advocate for development in the Shared Territory that will result in education, jobs and future opportunity for our youth. Slate Falls wanted to be engaged in this process to ensure that Slate Falls First Nation’s values are truly reflected in our partnership with First Mining Gold Corp. I want to thank my fellow Chiefs, the Municipality of Sioux Lookout and First Mining for their contributions that lead us to this final Negotiation Protocol.”

Chief Ernest Wesley of the Cat Lake First Nation stated, “Our community is very excited to be developing this project with First Mining. We have hope and confidence that the signing of these partnership agreements will bring jobs and economic benefits to the Cat Lake First Nation and all partner communities in our Shared Territory. We are looking forward to working with First Mining on all of their projects in our Shared Territory.”

With the Negotiation Protocol in place, First Mining will now work with the Shared Territory Protocol Nations to finalize exploration agreements to cover its exploration activities at Springpole.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of seven million ounces of gold in the Measured and Indicated categories and five million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold.

For further information, please contact:
Derek Iwanaka
Vice President Investor Relations
Toll-Free: 1-844-306-8827
Email: info@firstmininggold.com
Website: www.firstmininggold.com

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) First Mining and the Shared Territory Protocol Nations working together with respect to the development of the Springpole gold project; (ii) the establishment of the JDT and quarterly meetings held by the JDT; (iii) the creation of benefits and opportunities to improve the economic prosperity and quality of life of the Shared Territory Protocol Nations; and (iv) the negotiation and finalization of exploration agreements with each Shared Territory Protocol Nation to cover First Mining’s exploration activities at its Springpole gold project. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Springpole gold project at estimated grades; and (ii) success in finalizing exploration agreements with the Shared Territory Protocol Nations. Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; (ii) general risks related to exploration drilling programs; (iii) developments in world metals markets; (iv) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (v) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (vi) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2016 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.